UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Results of Extraordinary General Shareholder Meeting

On November 19, 2025, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) held an Extraordinary General Meeting of shareholders (the “Extraordinary Meeting”) to consider certain proposals related to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 12, 2025, by and among the Company, SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey, SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, subject to the conditions therein, Merger Sub will merge with and into the Company (the “Merger”) and cease to exist, with the Company being the surviving company in the Merger.

All proposals submitted by Sapiens’ Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the notice and proxy statement with respect to the Extraordinary Meeting (which was attached as Exhibit (a)-(1) to the Company’s Schedule 13E-3, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on October 16, 2025) (the “Proxy Statement”), were approved at the Extraordinary Meeting, consisting of:

1.	Proposal No. 1: IT IS RESOLVED, as a SPECIAL RESOLUTION, that the following be approved and authorized in all respects: (a) the Merger Agreement (such Merger Agreement being in the form approved by the directors of the Company on August 12, 2025 and attached as Annex A to the proxy statement), (b) the plan of merger required to be registered with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) (such Plan of Merger being substantially in the form approved by the directors of the Company on August 12, 2025 and attached as Annex B to the proxy statement) and (c) the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including (i) the Merger, (ii) the entry by the Company into the Plan of Merger, and (iii) the amendment and restatement of the existing memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the new memorandum and articles of association effective at the Effective Time (as defined in the Plan of Merger and herein the “Effective Time”) in the form attached as Annexure 2 to the Plan of Merger (the “Adoption of Amended M&A”) and any variation of the rights attaching to the Common Shares in the Company arising from the Adoption of Amended M&A.

2.	Proposal No. 2: IT IS RESOLVED, as a SPECIAL RESOLUTION, that each of the directors and/or officers of the Company be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and the Adoption of Amended M&A.

3.	Proposal No. 3: IT IS RESOLVED, as an ORDINARY RESOLUTION, that at the Effective Time each of Don Whitt and Sarah Wise (having consented to act) be appointed as a director of the Company (as the surviving company in the Merger) in accordance with the memorandum and articles of association to be adopted at the Effective Time.

Because the Company’s shareholders approved the special resolutions, or Proposal No. 1 and Proposal No. 2, a vote on the ordinary resolution to adjourn the Extraordinary Meeting, or Proposal No. 4, as described in the Proxy Statement, was not called during the Extraordinary Meeting.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into Sapiens’ registration statements on Form S-8, SEC file numbers 333-177834, 333-213817 and 333-260325, filed by the Company with the Securities and Exchange Commission on November 9, 2011, September 27, 2016 and October 18, 2021, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Dated: November 19, 2025	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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